 FORM 4                                UNITED STATES SECURITIES AND EXCHANGE COMMISSION                      OMB APPROVAL
[ ] CHECK THIS BOX IF NO LONGER                     WASHINGTON, D.C. 20549                          OMB Number           3235-0287
    SUBJECT TO SECTION 16. FORM                                                                     Expires:    September 30, 1998
    4 OR FORM 5 OBLIGATIONS              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP               Estimated average burden
    MAY CONTINUE. SEE INSTRUC-                                                                      hours per response . . . . 0.5
    TION 1(B).
        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                    Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
1. Name and Address of Reporting Person*      2. Issuer Name and Ticker       5. If Amendment, Date of Original
                                                 or Trading Symbol               (Month/Year)
                                                 MILLER EXPLORATION
   MILLER        KELLY           E.              COMPANY (MEXP)
   (Last)       (First)        (Middle)                                       6. Relationship of Reporting Person(s) to Issuer
                                              3. IRS or Social Security                    (Check all applicable)
                                                 Number of Reporting             [X] Director              ____ 10% Owner
   3104 LOGAN VALLEY ROAD                        Person (Voluntary)              [X] Officer (give title   ____ Other (specify
               (Street)                                                                        below                    below)
                                                                                      PRESIDENT AND CHIEF EXECUTIVE OFFICER

   TRAVERSE CITY, MICHIGAN        49684       4. Statement for Month/Year     7. Individual or Joint/Group Filing
   (City)       (State)           (Zip)                                          (Check Applicable Line)
                                                        JULY 1998                 [X] Form filed by One Reporting Person
                                                                                  ___ Form filed by More than One Reporting Person

                            TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security        2. Transaction Date    3. Transaction Code       4. Securities Acquired (A) or Disposed of (D)
   (Instr. 3)                  (Month/Day/Year)       (Instr. 8)                (Instr. 3, 4 and 5)
                                                       Code        V               Amount        (A) or (D)        Price
Common Stock                      7/1/98                P                          1,000            A             $7.75
Common Stock                      7/7/98                P                            500            A             $7.625
Common Stock                     7/16/98                P                            500            A             $7.625
Common Stock                     7/20/98                P                            500            A             $7.625
Common Stock                     7/20/98                P                            500            A             $7.625
Common Stock                     7/20/98                P                            500            A             $7.625
Common Stock                     7/20/98                P                            500            A             $7.625
Common Stock                     7/23/98                P                            500            A             $7.625








5. Amount of Securities     6. Ownership Form:     7. Nature of Indirect
   Beneficially Owned          Direct (D) or          Beneficial Ownership
   at End of Month             Indirect (I)           (Instr. 4)
   (Instr. 3 and 4)            (Instr. 4)

      SEE BELOW                     D
      SEE BELOW                     D
      SEE BELOW                     D
      1,299,368<F*>                 D
      SEE BELOW                     I                 BY MINOR CHILDREN
      SEE BELOW                     I                 BY MINOR CHILDREN
      SEE BELOW                     I                 BY MINOR CHILDREN
          2,400<F**>                I                 BY MINOR CHILDREN


<F*> Of the 1,299,368 shares reported, 1,296,868 were acquired in February 1998.  Of those shares, 914,195 are held by the
Kelly E. Miller Trust, of which Mr. Miller is the sole trustee and beneficiary, 84,024 are held by Miller and Miller, Inc., which is owned by the Kelly E. Miller Trust, and 228,549 are held by the Kelly E. Miller Retained Annuity Trust #1.  Mr.
Miller disclaims beneficial ownership of the shares held by the Kelly E. Miller Retained Annuity Trust #1.

<F**> Of the 2,400 shares reported, 400 were acquired in February 1998.


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).

                     TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
1. Title of Derivative Security     2. Conversion or     3. Transaction     4. Transaction Code    5. Number of Derivative
   (Instr. 3)                          Exercise Price       Date (Month/       (Instr. 8)             Securities Acquired (A)
                                       of Derivative        Day/Year)                                 or Disposed of (D)
                                       Security                                                       (Instr. 3, 4 and 5)
                                                                                Code       V              (A)         (D)
Stock Option (Right to Buy)              $8.80                 2/9/98              A        V            2,270
                                         $8.80                 2/9/98              A        V            2,270
                                         $8.80                 2/9/98              A        V            2,270
                                         $8.80                 2/9/98              A        V            2,270
                                         $8.80                 2/9/98              A        V            2,270
Stock Option (Right to Buy)              $8.00                 2/9/98              A        V           63,730
                                         $8.00                 2/9/98              A        V           63,730
                                         $8.00                 2/9/98              A        V           63,730
                                         $8.00                 2/9/98              A        V           63,730
                                         $8.00                 2/9/98              A        V           63,730

6. Date Exercisable and        7. Title and Amount of       8. Price of      9. Number of      10. Ownership        11. Nature of
   Expiration Date                Underlying Securities        Derivative       Derivative         Form of              Indirect
   (Month/Day/Year)               (Instr. 3 and 4)             Security         Securities         Derivative           Beneficial
                                             Amount or         (Instr. 5)       Beneficially       Security:            Ownership
    Date        Expiration                   Number of                          Owned at End       Direct (D)           (Instr. 4)
 Exercisable       Date           Title       Shares                            of Month           or Indirect
                                                                                (Instr. 4)         (I) (Instr. 4)
 2/9/99            2/8/08      COMMON STOCK     2,270            N/A              2,270                D
 2/9/00            2/8/08      COMMON STOCK     2,270            N/A              2,270                D
 2/9/01            2/8/08      COMMON STOCK     2,270            N/A              2,270                D
 2/9/02            2/8/08      COMMON STOCK     2,270            N/A              2,270                D
 2/9/03            2/8/08      COMMON STOCK     2,270            N/A              2,270                D
 2/9/99            2/8/08      COMMON STOCK    63,730            N/A             63,730                D
 2/9/00            2/8/08      COMMON STOCK    63,730            N/A             63,730                D
 2/9/01            2/8/08      COMMON STOCK    63,730            N/A             63,730                D
 2/9/02            2/8/08      COMMON STOCK    63,730            N/A             63,730                D
 2/9/03            2/8/08      COMMON STOCK    63,730            N/A             63,730                D









Explanation of Responses:



**Intentional misstatements or omissions of facts constitute Federal       /S/ KELLY E. MILLER                   AUGUST 11, 1998
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).          **Signature of Reporting Person           Date
                                                                           KELLY E. MILLER
Note: File three copies of this Form, one of which must be manually        By Tashia L. Rivard
      signed.  If space is insufficient, SEE Instruction 6 for                 Attorney-in-Fact
      procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.